As Filed With the Securities and Exchange Commission on March 19, 2004
                           Registration No. 333-87993

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-8

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933


                               Acadia Realty Trust
             (Exact Name of Registrant as Specified in Its Charter)

            Maryland                        23-2715194
  (State or Other Jurisdiction           (I.R.S. Employer
      of Incorporation or             Identification Number)
         Organization)

            1311 Mamaroneck Avenue, Suite 260, White Plains, NY 10605 (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)

                   Acadia Realty Trust 1999 Share Option Plan
                            (Full Title of the Plans)


           Kenneth F. Bernstein                       With copies to:
         Chief Executive Officer                   Mark Schonberger, Esq.
           Acadia Realty Trust             Paul, Hastings, Janofsky & Walker LLP
    1311 Mamaroneck Avenue, Suite 260               75 East 55th Street
       White Plains, New York 10605               New York, New York 10022
              (914) 288-8100                           (212) 318-6000
 (Name, Address, Including Zip Code, and
 Telephone Number, Including Area Code,
 of Agent For Service)


                                       CALCULATION OF REGISTRATION FEE
===========================================================================================================
                                              Proposed maximum        Proposed maximum
Title of securities       Amount to be         offering price             aggregate            Amount of
  to be registered         registered             per share            offering price      registration fee
-----------------------------------------------------------------------------------------------------------
Common Shares of
Beneficial Interest     2,328,269 shares (1)      $5.1875 (2)            $12,077,895         $3,357.65 (3)
-----------------------------------------------------------------------------------------------------------

     (1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, this Registration Statement also covers such additional securities as may hereinafter be offered or issued to prevent dilution resulting from share split, share dividends, recapitalization or certain other capital adjustments.

     (2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(h) of the Securities Act, on the basis of the average of the high and low prices of the Company's common shares as reported by the New York Stock Exchange on September 27, 1999, which was within five business days of the filing of the initial Registration Statement.

     (3) Pursuant to Rule 416, no additional fee is required.

                                Explanatory Note


     Acadia Realty Trust ("Acadia" or the "Company") has previously filed a Registration Statement on Form S-8 (File No. 333-87993)(the "Initial Registration Statement"), as amended by Post-Effective Amendment No. 1 , in accordance with the requirements of Form S-8 under the Securities Act to register the resale of the Company's common shares of beneficial interest granted pursuant to the terms of the Company's 1999 Share Option Plan (the "Plan").


     This Post-Effective Amendment No. 2 is being filed to add a re-offer prospectus, prepared in accordance with Part I of S-3 (in accordance with Instruction C of the General Instructions to Form S-8), which may be used for re-offerings and re-sales of common shares acquired by the selling securityholders listed on page 4 of the re-offer prospectus. These selling securityholders are affiliates of Acadia as defined in Rule 405 of the Securities Act of 1933, as amended (the "Securities Act").

                                     PART I

              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

Item 1. Plan Information.

Incorporated by reference from the Initial Registration Statement.

Item 2. Registrant Information and Employee Plan Annual Information.

Incorporated by reference from the Initial Registration Statement.

                               RE-OFFER PROSPECTUS

                2,328,269 COMMON SHARES OF BENEFICIAL INTEREST OF

                               ACADIA REALTY TRUST


         We are Acadia Realty Trust ("Acadia" or the "Company"), a statutory real estate investment trust formed under the laws of the State of Maryland. Our common shares of beneficial interest which are the subject of this re-offer prospectus may be offered and sold to the public by individuals who are deemed to be "affiliates" under Rule 144 promulgated under the Act (the "Selling Securityholders") who will be issued common shares pursuant to the terms of the Company's 1999 Share Option Plan (the "Plan").

         The Selling Securityholders may sell their common shares directly or indirectly in one or more transactions on any stock exchange or stock market on which the common shares may be listed at the time of the sale, in privately negotiated transactions, or through a combination of such methods. These sales may be at fixed prices (which may be changed), at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

         Our common shares are listed on the New York Stock Exchange under the symbol "AKR." On March 18, 2004, the last reported sale price for our common shares was $15.00 per share.

         This re-offer prospectus has been prepared for the purpose of registering the common shares which are the subject of this re-offer prospectus under the Securities Act to allow for future sales by the Selling Securityholders to the public. The Selling Securityholders may sell common shares directly to purchasers or through broker-dealers, which may act as agents or principals, or pursuant to a distribution by one or more underwriters on a firm commitment or best efforts basis. Such brokers or dealers may receive compensation in the form of commissions, discounts or concessions from the Selling Securityholders and/or purchasers of the common shares, or both (which compensation as to a particular broker or dealer may be in excess of customary commissions). In connection with such sales, the Selling Securityholders and any participating broker or dealer may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions they receive and the proceeds of any sale of common shares may be deemed to be underwriting discounts and commissions under the Securities Act. We will not receive any proceeds from the sale of the common shares by the Selling Securityholders.

                                 ---------------

         This investment involves a high degree of risk. Please see "Risk Factors" beginning on page 4.

                                 ---------------

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this re-offer prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

         This re-offer prospectus does not constitute an offer to sell securities in any state to any person to whom it is unlawful to make such offer in such state.



             The date of this re-offer prospectus is March 19, 2004.

                                TABLE OF CONTENTS
                                -----------------
                                                                           Page
                                                                           ----




RE-OFFER PROSPECTUS SUMMARY..................................................1

RISK FACTORS.................................................................4

USE OF PROCEEDS..............................................................4

SELLING SECURITYHOLDERS......................................................4

PLAN OF DISTRIBUTION.........................................................7

DESCRIPTION OF OUR COMMON SHARES.............................................9

RESTRICTIONS ON TRANSFERS OF CAPITAL SHARES
     AND ANTI-TAKEOVER PROVISIONS...........................................13

FEDERAL INCOME TAX CONSIDERATIONS...........................................15

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........................26

LEGAL MATTERS...............................................................26

EXPERTS.....................................................................26

AVAILABLE INFORMATION.......................................................26

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................26

                           RE-OFFER PROSPECTUS SUMMARY

         This summary highlights information included elsewhere in or incorporated by reference in this re-offer prospectus. It may not contain all of the information that is important to you. You should read the following summary together with the more detailed information included or incorporated by reference in this re-offer prospectus, including risk factors regarding our business and the common shares being offered hereby.

         In this re-offer prospectus, we refer to Acadia together with its subsidiaries (unless the context otherwise requires) as "we," "us," "our," or "our Company."


Our Company

     Overview

         We are Acadia Realty Trust, a Maryland real estate investment trust ("REIT") formed on March 4, 1993. We are a fully integrated, self-managed and self-administered equity REIT focused primarily on the ownership, acquisition, redevelopment and management of neighborhood and community shopping centers. All of our assets are held by, and all of our operations are conducted through, Acadia Realty Limited Partnership, a Delaware limited partnership, and its majority-owned subsidiaries. We refer to Acadia Realty Limited Partnership and its majority-owned subsidiaries as the "Operating Partnership" throughout this re-offer prospectus.

         As of the date of this re-offer prospectus, we controlled 96% of the Operating Partnership as the sole general partner. As the general partner, we are entitled to share, in proportion to our percentage interest, in the cash distributions and profits and losses of the Operating Partnership. The limited partners represent entities or individuals who contributed their interests in certain properties or partnerships to the Operating Partnership in exchange for common or preferred units of limited partnership interest, which we refer to as "OP Units." The common OP Units are exchangeable for our common shares on a one-for-one basis, subject to adjustment for certain events.

         As of the date of this re-offer prospectus, we operate 62 properties which we own or have an ownership interest in, consisting of 58 neighborhood and community shipping centers, one enclosed mall, one mixed-use property (retail/residential) and two multifamily properties, all of which are located in the Northeast, Mid-Atlantic and Midwest United States, totaling approximately
9.0 million square feet.

         Our primary business objective is to acquire and manage commercial retail properties that will provide cash for distributions to our shareholders while also creating the potential for capital appreciation to enhance investor returns. Currently, the primary conduit for our acquisition program is through a joint venture, Acadia Strategic Opportunity Fund, LP, which we and four of our institutional shareholders formed in September 2001. Initially, the investors committed $70 million. We committed an additional $20 million of investor capital to the venture and will be entitled to receive standard management, construction and leasing fees with respect to properties acquired by the joint venture. In addition, we are entitled to an asset management fee equal to 1.5% of the capital committed as well as an incentive payment of 20% after the return of all investor capital with a 9% preferred return. As of the date of this re-offer prospectus, this joint venture has invested in $166 million of properties and we and the investors have contributed equity to the joint venture in the amount of $10.5 million and $36.5 million, respectively.

         Our common shares are traded on the New York Stock Exchange under the symbol "AKR."


     Tax Status

         We have elected to be treated as a REIT for federal income tax purposes. This treatment permits us to deduct dividend distributions to our shareholders for federal income tax purposes, thus effectively eliminating the "double taxation" that generally results when a corporation earns income and distributes that income to its shareholders by way of dividends. In order to maintain our status as a REIT, we must comply with a number of requirements under federal income tax law. See "Risk Factors" and "Federal Income Tax Considerations" beginning on pages 4 and 15, respectively, of this re-offer prospectus.


     Our Offices

         Our principal executive offices are located at 1311 Mamaroneck Avenue, Suite 260, White Plains, NY 10605, and our telephone number is (914) 288-8100.


Recent Developments

Venture with Klaff Realty, L.P.

         On January 27, 2004, we entered into a venture (the "Venture") with Klaff Realty, L.P. ("Klaff") and Klaff's long time capital partner Lubert-Adler Management, Inc. ("Lubert-Adler") for the purpose of making investments in surplus or underutilized properties owned by retailers. The initial size of the Venture is expected to be approximately $300 million in equity based on anticipated investments of approximately $1 billion. The Venture is currently exploring investment opportunities, but has not yet made any commitments. Each participant in the Venture has the right to opt out of any potential investment. We and ASOF, as well as possible future joint venture funds which may be sponsored by us, anticipate investing 20% of the equity of the Venture. Cash flow is to be distributed to the partners until they have received a 10% cumulative return and a full return of all contributions. Thereafter, remaining cash flow is to be distributed 20% to Klaff ("Klaff's Promote") and 80% to the partners (including Klaff). Remaining cash flow attributable from up to $20.0 million of our contributed capital is not subject to Klaff's Promote. We will also earn, through a taxable REIT subsidiary, market-rate fees for property management, leasing and construction services on behalf of the Venture.

         We have also acquired Klaff's rights to provide asset management, leasing, disposition, development and construction services for an existing portfolio of retail properties and/or leasehold interests ("Management Rights") comprised of approximately 10 million square feet of retail space located throughout the United States (the "Klaff Properties"). These activities will be conducted through a taxable REIT subsidiary. The acquisition involves only Klaff's Management Rights associated with operating the Klaff Properties and does not include equity interests in assets owned by Klaff or Lubert-Adler. The Operating Partnership issued $4.0 million of Preferred OP Units to Klaff in consideration of the acquisition of the Management Rights.


Corporate Governance Initiatives--Board Restructuring

         On March 18, 2004, we announced the next phase of our corporate governance initiatives. In connection with our efforts to transition to a more independent board of trustees, we announced that the following four individuals will not stand for re-election at our next annual meeting of shareholders:

         o Martin L. Edelman of the law firm Paul Hastings Janofsky and Walker, our outside general counsel;

         o Gregory White of Prima Advisors, who is a member of the board of trustees of a competing retail REIT;

         o Marvin Levine of the law firm Wachtel & Masyr, which actively represents us in transactions; and

         o Lawrence J. Longua, an original member of Mark Center Trust's board of trustees who is currently with Newmark & Company.

         We also announced that Ross Dworman, our former Chairman and Chief Executive Officer, has resigned as a trustee. In conjunction with his resignation, Mr. Dworman exercised all of his outstanding share options. These options to purchase one million common shares at $7.50 per share were granted pursuant to the 1998 merger with Mark Centers Trust.

         At the next annual meeting of shareholders on May 6, 2004, four of our current independent trustees will stand for re-election: Lee Wielansky, Douglas Crocker II, Alan Forman and Lorrence Kellar. In addition, our only management trustee, Kenneth F. Bernstein, our President and Chief Executive Officer, will also stand for re-election. In addition, our Nominating/Corporate Governance Committee intends to select two new independent candidates to stand for election, bringing the size of our board to seven members. Assuming all expected trustees are elected to the board by shareholders, six of the seven board members will be independent under New York Stock Exchange requirements.

Securities That May Be Offered

         This re-offer prospectus relates to the offer and sale from time to time by the persons listed under the "Selling Securityholder" section of this re-offer prospectus of up to 2,328,269 common shares which may be issued pursuant to the terms of the Plan. We have registered the common shares covered by this re-offer prospectus.


         We will not receive any cash proceeds from the sale of our common shares by the Selling Securityholders.


Risk Factors

         Investing in our common shares involves various risks. In considering whether to purchase our common shares, you should carefully consider the matters discussed under "Risk Factors" beginning on page 4 of this re-offer prospectus.

                                  RISK FACTORS

         Investing in our securities involves risks that could affect us and our business as well as the real estate industry generally. Please see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2003, which is incorporated by reference into this re-offer prospectus. Much of the business information as well as the financial and operational data contained in our risk factors is updated in our periodic reports, which are also incorporated by reference into this re-offer prospectus. Although we have tried to discuss key factors, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. Before purchasing our securities, you should carefully consider the risks discussed in our Annual Report on Form 10-K for the year ended December 31, 2003 and the other information in this re-offer prospectus, as well as the documents incorporated by reference herein. Each of the risks described could result in a decrease in the value of our securities and your investment therein.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the common shares which may be sold pursuant to this re-offer prospectus for the accounts of the Selling Securityholders. All such proceeds, net of brokerage commissions, if any, will be received by the Selling Securityholders. See "Selling Securityholders," below, and "Plan of Distribution," beginning on page 7 of this re-offer prospectus.


                             SELLING SECURITYHOLDERS

         This re-offer prospectus covers offers and sales from time to time by the Selling Securityholders of up to 2,328,269 common shares issued or to be issued to the Selling Securityholders pursuant to the terms of the Plan. Under Rule 416 of the Securities Act, the Selling Securityholders may also offer and sell common shares issued to the Selling Securityholders as a result of, among other events, stock splits, stock dividends and similar events that affect the number of common shares held by the Selling Securityholders. The Selling Securityholders are affiliates of us pursuant to Rule 144 of the Securities Act.

         The following table sets forth certain information as to the beneficial ownership of our common shares as of March 19, 2004 for each Selling
Securityholder:



-------------------------------------------------------------------------------------------
Name                    Common Shares    Common         Common Shares      Percentage of
                         Beneficially    Shares          Beneficially    Common Shares to
                         Owned Before    Offered         Owned After      be Owned After
                           Offering(1)                   Offering            Offering
-------------------------------------------------------------------------------------------
Kenneth F. Bernstein      1,232,168 (2)  837,034         395,134         1.4%
-------------------------------------------------------------------------------------------
Michael Nelsen                    0 (3)        0               0           0
-------------------------------------------------------------------------------------------
Joel L. Braun                99,028 (4)   92,361           6,667           *
-------------------------------------------------------------------------------------------
Joseph W. Hogan              29,925 (5)   29,925               0           *
-------------------------------------------------------------------------------------------
Robert Masters               82,454 (6)   74,787           7,667           *
-------------------------------------------------------------------------------------------
Joseph Napolitano            16,333 (7)   16,333               0           *
-------------------------------------------------------------------------------------------
Joseph Povinelli             29,210 (8)   29,210               0           *
-------------------------------------------------------------------------------------------


-------------------------------------------------------------------------------------------
Name                    Common Shares    Common         Common Shares      Percentage of
                         Beneficially    Shares          Beneficially    Common Shares to
                         Owned Before    Offered         Owned After      be Owned After
                           Offering(1)                   Offering            Offering
-------------------------------------------------------------------------------------------
Douglas Crocker, II             200 (9)       200              0           *
-------------------------------------------------------------------------------------------
Ross Dworman             1,560,914 (10) 1,010,000        550,914         1.9%
-------------------------------------------------------------------------------------------
Martin L. Edelman            3,000 (11)     3,000              0           *
-------------------------------------------------------------------------------------------
Alan S. Forman                 600 (12)       600              0           *
-------------------------------------------------------------------------------------------
Lorrence T. Kellar             200 (13)       200              0           *
-------------------------------------------------------------------------------------------
Marvin Levine                7,000 (14)     3,000          4,000           *
-------------------------------------------------------------------------------------------
Lawrence J. Longua           4,000 (15)     3,000          1,000           *
-------------------------------------------------------------------------------------------
Gregory White               67,029 (16)     3,000         64,029           *
-------------------------------------------------------------------------------------------
Lee S. Wielansky             7,000 (17)     2,000          5,000           *
-------------------------------------------------------------------------------------------

(1) The number of shares beneficially owned is determined under rules promulgated by the Commission and includes outstanding common shares or restricted common shares and options for common shares that have vested or will vest within 60 days.

(2) Reflects the common shares beneficially owned by Mr. Bernstein in his individual capacity and the common shares deemed to be beneficially owned by Mr. Bernstein. The common shares directly owned by Mr. Bernstein in his individual capacity consist of (i) 327,309 OP Units which are immediately exchangeable into a like number of common shares, (ii) 87,034 vested restricted common shares of a total of 200,418 restricted common shares issued to Mr. Bernstein in 2004, 2003, 2002, 2001 and 2000, (iii) 63,879 common shares and (iv) 750,000 vested options issued pursuant to the Plan. The common shares deemed to be beneficially owned by Mr. Bernstein consist of 3,946 OP Units which are immediately exchangeable into a like number of common shares, which OP Units are beneficially held by Mr. Bernstein through his equity interests in various corporations, limited liability companies and limited partnerships which are the record holders of such OP Units. Mr. Bernstein is Chief Executive Officer, President and a Trustee of our Company.

(3) Mr. Nelsen owns 4,549 unvested restricted common shares issued in 2004. Mr. Nelsen is Senior Vice President and Chief Financial Officer of our Company.

(4) Represents (i) 7,361 vested restricted common shares of a total of 35,867 restricted common shares issued to Mr. Braun in 2004, 2003, 2002 and 2001, (ii) 85,000 vested options issued pursuant to the Plan, and (iii) 6,667 OP Units which are immediately exchangeable into a like number of common shares. Mr. Braun is Senior Vice President and Chief Investment Officer of our Company.

(5) Represents 4,925 vested restricted common shares of a total of 19,608 restricted common shares issued to Mr. Hogan in 2004, 2003, 2002, 2001 and 2000, and 25,000 vested options issued pursuant to the Plan. Mr. Hogan is Senior Vice President and Director of Construction of our Company.

(6) Represents 7,667 common shares, 9,787 vested restricted common shares of a total of 29,471 restricted common shares issued to Mr. Masters in 2004, 2003, 2002, 2001 and 2000, and 65,000 vested options issued pursuant to the Plan. Mr. Masters is the Senior Vice President, General Counsel and Corporate Secretary of our Company.

(7) Represents 1,333 vested restricted common shares of a total of 11,874 restricted common shares issued to Mr. Napolitano in 2004 and 2003, and 15,000 vested options issued pursuant to the Plan. Mr. Napolitano is Senior Vice President and Director of Operations of our Company.

(8) Represents 25,221 common shares and 3,989 vested restricted common shares of a total of 12,316 restricted common shares issued to Mr. Povinelli in 2004, 2003, 2001 and 1999. Mr. Povinelli is Senior Vice President and Director of Leasing of our Company.

(9) Represents vested options issued pursuant to the Plan. Mr. Crocker is a Trustee of our Company.

(10) Reflects the common shares beneficially owned by Mr. Dworman in his individual capacity and the common shares deemed to be beneficially owned by Mr. Dworman. The common shares directly owned by Mr. Dworman in his individual capacity consist of 1,542,831 common shares. The common shares deemed to be beneficially owned by Mr. Dworman consist of (a) 15,783 OP Units which are immediately exchangeable into a like number of common shares, which OP Units are beneficially held by Mr. Dworman through his equity interests in various corporations, limited liability companies and limited partnerships which are the record holders of such OP Units and (b) 2,300 OP Units which are immediately exchangeable into a like number of common shares, which OP Units are held of record by The RD Foundation Inc. Mr. Dworman is the President and a Director of The RD Foundation Inc. and its sole member. Mr. Dworman disclaims beneficial ownership of the 2,300 OP Units gifted to The RD Foundation Inc. Mr. Dworman is a former Trustee of our Company.

(11) Represents vested options issued pursuant to the Plan. Mr. Edelman is a Trustee of our Company.

(12) Represents vested options issued pursuant to the Plan. Mr. Forman is a Trustee of our Company.

(13) Represents vested options issued pursuant to the Plan. Mr. Kellar is a Trustee of our Company.

(14) Represents 4,000 common shares and 3,000 vested options issued pursuant to the Plan. Mr. Levine is a Trustee of our Company.

(15) Represents 1,000 common shares purchased by Mr. Longua on the open market and 3,000 vested options issued pursuant to the Plan. Mr. Longua is a Trustee of our Company.

(16) Represents 49,029 common shares, all of which are owned by Mr. White's wife, 15,000 common shares held in Mr. White's children's names, and 3,000 vested options issued pursuant to the Plan. Mr. White is a Trustee of our Company.

(17) Represents 5,000 common shares purchased by Mr. Wielansky on the open market and 2,000 vested options issued pursuant to the Plan. Mr. Wielansky is a Trustee of our Company.

                              PLAN OF DISTRIBUTION

         This re-offer prospectus relates to the offer and sale from time to time by the persons listed under the "Selling Securityholders" section of this re-offer prospectus of up to 2,328,269 common shares. As used in this section of the re-offer prospectus, the term "Selling Securityholders" includes the Selling Securityholders named in the table above and any of their donees, pledgees, transferees or other successors in interest who receive shares offered hereby from a Selling Securityholder as a gift, pledge, or other non-sale related transfer and who subsequently sell any of such shares after the date of this re-offer prospectus. We have registered the Selling Securityholders' common shares for resale to provide the Selling Securityholders with freely tradeable common shares. However, registration of the Selling Securityholders' common shares does not necessarily mean that the Selling Securityholders will offer or sell any of their shares. We will not receive any proceeds from the offering or sale of the Selling Securityholders' shares.

         The Selling Securityholders may sell our common shares to which this re-offer prospectus relates from time to time on the New York Stock Exchange, where our common shares are listed for trading, in other markets where our common shares may be traded, in negotiated transactions, through underwriters or dealers, directly to one or more purchasers, through agents or in a combination of such methods of sale. The Selling Securityholders may sell our common shares at prices which are current when the sales take place or at other prices to which they agree. All costs, expenses and fees in connection with the registration of the common shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of common shares offered hereby will be borne by the Selling Securityholders.

         The Selling Securityholders may effect such transactions by selling the common shares offered hereby directly to purchasers or through broker-dealers, which may act as agents or principals, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the common shares which are the subject of this re-offer prospectus may be sold include: (a) a block trade in which the broker-dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its account; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of the New York Stock Exchange; (e) privately negotiated transactions; and (f) underwritten transactions.

         The Selling Securityholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, broker-dealers and other financial institutions may engage in short sales of our common shares in the course of hedging the related positions they assume. The Selling Securityholders may also sell our common shares short and redeliver the common shares covered by this re-offer prospectus to close out the short positions. In addition, the Selling Securityholders may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealers or other financial institutions of common shares offered by this re-offer prospectus, which shares the broker-dealers or other financial institutions may resell pursuant to this re-offer prospectus (as supplemented or amended to reflect the transaction).

         Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Securityholders and/or the purchasers of the common shares offered hereby for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or from purchasers of the shares which are the subject of this re-offer prospectus for whom they may act as agents, and underwriters may sell the shares which are the subject of this re-offer prospectus to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

         We will file a supplement to this re-offer prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Securityholder that any material arrangements have been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange or secondary distribution or a purchase by a broker-dealer.

         In addition, upon receiving notice from a Selling Securityholder that a donee, pledgee or transferee or other successor in interest intends to sell more than 500 shares covered by this re-offer prospectus, we will file a supplement to this re-offer prospectus pursuant to Rule 424(b) under the Securities Act to identify the non-sale transferee who may sell the shares which are the subject of this re-offer prospectus.

         The Selling Securityholders and any underwriters, dealers or agents participating in the distribution of the shares which are the subject of this re-offer prospectus may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of such shares by the Selling Securityholders and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

                        DESCRIPTION OF OUR COMMON SHARES

         The following description of our common shares does not purport to be complete and is qualified in its entirety by reference to our declaration of trust and bylaws, each as amended and restated, copies of which are exhibits to the registration statement of which this re-offer prospectus is a part. See "Available Information" on page 26 of this re-offer prospectus.


General

         Under our declaration of trust, we have authority to issue 100,000,000 common shares, par value $0.001 per share. All common shares, when issued, are duly authorized, fully paid and nonassessable. This means that the full price for the shares has been paid at the time of issuance and consequently that any holder of such shares will not later be required to pay us any additional money for the same. As of December 31, 2003, 27,449,472 common shares were issued and outstanding, as were 1,139,017 common OP Units which are convertible into the same number of common shares. In addition, 2,212 Series A Preferred OP Units were issued at a price of $1,000 per Unit to certain selling shareholders on November 18, 1999. These Series A Preferred OP Units are convertible into common OP Units at a conversion price of $7.50 per common Unit, have a distribution preference and entitle the holder to a 9.0% dividend yield. A total of 1,580 Series A Preferred OP Units were outstanding as of December 31, 2003, following the conversion of 632 Series A Preferred OP Units during 2003.

         On January 27, 2004, 4,000 Series B Preferred OP Units were issued in connection with the acquisition of the rights to provide asset management, leasing, disposition, development and construction services for an existing portfolio of retail properties from Klaff. These Units have a stated value of $1,000 per Unit and are entitled to a quarterly preferred distribution of the greater of (i) $13.00 (5.2% annually) per Unit or (ii) the quarterly distribution attributable to a Preferred OP Unit if such Unit were converted into a common OP Unit. The Series B Preferred OP Units are convertible into common OP Units based on the stated value of $1,000 divided by $12.82 at any time. Additionally, the holder of the Series B Preferred OP Units may redeem them at par for either cash or common OP Units (at our option) after the earlier of the third anniversary of their issuance, or the occurrence of certain events, including a change in control of our Company. Finally, after the fifth anniversary of the issuance, we may redeem the Series B Preferred OP Units and convert them into common OP Units at market value as of the redemption date. In response to a subsequent request from Klaff, our Board of Trustees approved a waiver on February 24, 2004 which allows Klaff to redeem 1,500 Series B Preferred OP Units at any time.

         Our common shares have equal dividend, liquidation and other rights, and have no preference, exchange or appraisal rights, except for any appraisal rights provided by Maryland law. Holders of our common shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.


Distributions

         Holders of our common shares may receive distributions out of assets that we can legally use to pay distributions, when and if they are authorized and declared by our board of trustees. Each common shareholder shares in the same proportion as other common shareholders out of the assets that we can legally use to pay distributions after we pay or make adequate provision for all of our known debts and liabilities in the event we are liquidated, dissolved or our affairs are wound up.

Voting Rights

         Holders of common shares have the power to vote on all matters presented to our shareholders, including the election of trustees, except as otherwise provided by Maryland law. Our declaration of trust prohibits us from merging or selling all or substantially all of our assets without the approval of two-thirds of the outstanding shares that are entitled to vote on such matters. Holders of common shares are entitled to one vote per share.

         There is no cumulative voting in the election of our trustees, which means that holders of more than 50% of the common shares voting for the election of trustees can elect all of the trustees if they choose to do so and the holders of the remaining shares cannot elect any trustees.


Restrictions on Transfer

         To qualify as a REIT under the Internal Revenue Code of 1986, we must satisfy certain ownership requirements. Specifically, not more than 50% in value of our outstanding common shares may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code of 1986 to include certain entities) during the last half of a taxable year, and the common shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year. We must also satisfy certain income requirements to maintain our REIT status. One such requirement is that at least 75% of our company's gross income for each calendar year must consist of rents from real property and income from certain other real property investments. This is complicated by the fact that the rents received by the operating partnership will not qualify as rents from real property if we own, actually or constructively, 10% or more of the ownership interests in our lessees, within the meaning of section 856(d)(2)(B) of the Internal Revenue Code of 1986, as amended. See "Federal Income Tax Considerations--General" beginning on page 15 of this re-offer prospectus.

         Because our board of trustees believes it is essential for us to continue to qualify as a REIT, our declaration of trust contains provisions aimed at satisfying the requirements described above. In regard to the ownership requirements, the declaration of trust provides that subject to certain exceptions, no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code of 1986, more than 4% of our outstanding common shares. The Trustees may waive this 4% limitation if evidence satisfactory to them or our tax counsel is presented that such ownership will not jeopardize our status as a REIT. As a condition of such waiver, the Trustees may require opinions of counsel satisfactory to them and/or an undertaking from the applicant with respect to preserving our REIT status.

         The trustees of Mark Centers Trust waived the 4% ownership limitation in August, 1998 when certain affiliates of RD Capital, Inc. received shares in consideration of their contribution to Mark Center Limited Partnership. On two subsequent occasions, our trustees permitted investors owing in excess of 4% of the trust's outstanding shares to acquire additional shares through open market purchases transacted during specified three-month windows.

         In addition, our declaration of trust provides that any purported transfer or issuance of shares or securities transferable into shares which would (i) violate the 4% limitation described above, (ii) result in shares being owned by fewer than 100 persons for purposes of the REIT provisions of the Internal Revenue Code of 1986, (iii) result in our Company being "closely held" with the meaning of Section 856(h) of the Internal Revenue Code of 1986, or (iv) otherwise jeopardize our REIT status under the Internal Revenue Code (including a transfer which would cause us to own, actually or constructively, 9.8% or more of the ownership interests in one of our lessees) will be null and void ab initio (from the beginning). Moreover, common shares transferred, or proposed to be transferred, in contravention of the above will be subject to purchase by us at a price equal to the lesser of (i) the price stipulated in the challenged transaction and (ii) the fair market value of such shares (determined in accordance with the rules set forth in our declaration of trust).

         All certificates representing the common shares bear a legend referring to the restrictions described above.

         The ownership limitations described above could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of common shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.


Transfer Agent and Registrar

         The transfer agent and registrar for our common shares is American Stock Transfer & Trust Company which has an address at 40 Wall Street, New York, NY 10005.


Declaration of Trust and Bylaw Provisions and Certain Provisions of Maryland Law

         Number of Trustees; Election of Trustees, Removal of Trustees, the Filling of Vacancies. Our declaration of trust provides that the board of trustees will consist of not less than two nor more than fifteen persons, and that the number of trustees will be set by the trustees then in office. Our board currently consists of ten trustees, each of whom serves until the next annual meeting of shareholders and until his successor is duly elected and qualified. Election of each trustee requires the approval of a plurality of the votes cast by the holders of common shares in person or by proxy at our annual meeting. The board of trustees does not have a nominating committee. Our bylaws provide that the shareholders may, at any time, remove any trustee, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast on the matter and may elect a successor to fill any resulting vacancy for the balance of the term of the removed trustee. Any vacancy (including a vacancy created by an increase in the number of trustees) will be filled, at any regular meeting or at any special meeting called for that purpose, by a majority of the trustees.

         Limitation of Liability and Indemnification of Trustees and Officers. Our bylaws and declaration of trust authorize our company, to the extent permitted under Maryland law, to indemnify its trustees and officers in their capacity as such. Section 8-301(15) of the Maryland General Corporation Law ("MGCL") permits a Maryland REIT to indemnify or advance expenses to trustees and officers to the same extent as is permitted for directors and officers of a Maryland corporation under the MGCL. The MGCL requires a Maryland corporation (unless its charter provides otherwise, which our declaration of trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by such director or officer on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

         Our bylaws also permit us, subject to the approval of our board of trustees, to indemnify and advance expenses to any person who served as a predecessor of us in any of the capacities described above and to any employee or agent of us or a predecessor of us.

         In addition to the above, we have purchased and maintains insurance on behalf of all of its trustees and executive officers against liability asserted against or incurred by them in their official capacities with us, whether or not we are required or has the power to indemnify them against the same liability.

         Business Combinations. Section 8-301(14) of the MGCL permits a Maryland REIT to enter to a business combination (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) on the same terms as a Maryland corporation under the MGCL. Under the MGCL, certain business combinations between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of such corporation's shares, or an affiliate of such corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting shares of such corporation (an "Interested Stockholder") or an affiliate thereof, are prohibited for five years after the most recent date on which the Interested Stockholder becomes an Interested Stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least
(a) 80% of the votes entitled to be cast by holders of outstanding shares of voting stock of such corporation and (b) two-thirds of the votes entitled to be cast by holders of shares of voting stock of such corporation other than the shares held by the Interested Stockholder with whom (or with whose affiliate) the business combination is to be affected, unless, among other conditions, the corporation's common shareholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the Interested Stockholder for its shares.

         Control Share Acquisitions. The MGCL provides that "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by officers or by directors who are employees of the corporation. "Control Shares" are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:
(i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority, or (iii) a majority or more of all voting power. Control Shares do not include shares which the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

         A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders meeting.

         If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

         The foregoing does not apply to shares acquired in a merger, consolidation or share exchange, if the corporation is a party to the transaction, or to acquisitions approved or exempted by the charter or bylaws of the corporation. Pursuant to the MGCL, we have exempted control share acquisitions involving our trustees and employees and any person approved by our trustees in their sole discretion.

         Amendments to Our Declaration of Trust. In general, the declaration of trust may be amended by the affirmative vote or written consent of the holders of not less than a majority of the common shares then outstanding and entitled to vote thereon. However, amendments with respect to certain provisions relating to the ownership requirements, reorganizations and certain mergers or consolidations or the sale of substantially all of our assets, which amendments require the affirmative vote or written consent of the holders of not less than two-thirds of the common shares then outstanding and entitled to vote thereon. The Trustees of our company, by a two-thirds vote, may amend the provisions of the declaration of trust from time to time to effect any change deemed necessary by the Trustees to allow Acadia to qualify and continue to qualify as a REIT.

         Dissolution of Our Company or its REIT Status. The declaration of trust permits the termination and the discontinuation of our operations by the affirmative vote of the holders of not less than a majority of the outstanding shares entitled to vote at a meeting of shareholders called for that purpose. In addition, the declaration of trust permits the Trustees to terminate our REIT status at any time.

         Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Declaration of Trust. The limitation on ownership of common shares set forth in our declaration of trust, as well as the provisions of the MGCL dealing with business combinations and control share acquisitions could have the effect of discouraging offers to acquire Acadia or of hampering the consummation of a contemplated acquisition.

    RESTRICTIONS ON TRANSFERS OF CAPITAL SHARES AND ANTI-TAKEOVER PROVISIONS


Maryland Law

         Maryland law includes certain other provisions which may also discourage a change in control of management. Maryland law provides that, unless an exemption applies, we may not engage in any "business combination" with an "interested shareholder" or any affiliate of an interested shareholder for a period of five years after the interested shareholder became an interested shareholder, and thereafter may not engage in a business combination with such interested shareholder unless the combination is recommended by our board of trustees and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by the holders of all of our outstanding voting shares, and
(ii) 66 2/3% of the votes entitled to be cast by all holders of outstanding voting shares other than voting shares held by the interested shareholder. An "interested shareholder" is defined, in essence, as any person owning beneficially, directly or indirectly, 10% or more of the outstanding voting shares of a Maryland real estate investment trust. The voting requirements do not apply at any time to business combinations with an interested shareholder or its affiliates if approved by our board of trustees prior to the time the interested shareholder first became an interested shareholder. Additionally, if the business combination involves the receipt of consideration by our shareholders in exchange for common shares that satisfies certain "fair price" conditions, such supermajority voting requirements do not apply

         As an additional anti-takeover defense, Maryland law permits publicly-held Maryland statutory real estate investment trusts ("REITs") to elect to be governed by all or any part of Maryland law provisions relating to unsolicited takeovers. The election to be governed by one or more of these provisions can be made by a publicly held Maryland REIT in its declaration of trust or bylaws ("charter documents") or by resolution adopted by its board of trustees so long as the REIT has at least three trustees who, at the time of electing to be subject to the provisions, are not officers or employees of the REIT, are not persons seeking to acquire control of the REIT, are not trustees, officers, affiliates or associates of any person seeking to acquire control, and were not nominated or designated as trustees by a person seeking to acquire control.

         If the charter documents do not already contain these provisions, the REIT may adopt one or more by a board resolution or a bylaw amendment, following which it must file articles supplementary to its declaration of trust with the Maryland State Department of Assessments and Taxation. Shareholder approval is not required for the filing of these articles supplementary. We have not filed such articles supplementary.

         Maryland law permits a REIT to elect to be subject to all or any portion of the following provisions, notwithstanding any contrary provisions in the REIT's charter documents:

         Classified Board: The REIT may divide its board into three classes which, to the extent possible, will have the same number of trustees, the terms of which will expire at the third annual meeting of shareholders after the election of each class, with the first class term expiring one year after adoption, the second class term expiring two years later, and the third class term expiring three years later;

         Two-thirds Shareholder Vote to Remove Trustees Only for Cause: The shareholders may remove any trustee only by the affirmative vote of at least two-thirds of all votes entitled to be cast by the shareholders generally in the election of trustees, but a trustee may not be removed without cause;

         Size of Board Fixed by Vote of Board: The number of trustees will be fixed only by resolution of the board, but the number cannot be less than three trustees;

         Board Vacancies Filled by the Board for the Remaining Term: Vacancies that result from an increase in the size of the board, or the death, resignation, or removal of a trustee, may be filled only by the affirmative vote of a majority of the remaining trustees even if they do not constitute a quorum. Trustees elected to fill vacancies will hold office for the remainder of the full term of the class of trustees in which the vacancy occurred, as opposed to until the next annual meeting of shareholders, and until a successor is elected and qualified; and

         Shareholder Calls of Special Meetings: Special meetings of shareholders may be called by the secretary of the REIT only upon the written request of shareholders entitled to cast at least a majority of all votes entitled to be cast at the meeting and only in accordance with procedures set out in the Maryland General Corporation Law.

                        FEDERAL INCOME TAX CONSIDERATIONS

         You are advised to assume that the information in this re-offer prospectus is accurate only as of their respective dates.

         The following discussion summarizes the material federal income tax considerations to you as a prospective holder of our shares. Paul, Hastings, Janofsky & Walker LLP has acted as our tax counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax considerations that are likely to be material to a holder of our common shares. However, the following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all our security holders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of security holders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities (except as discussed in " - Taxation of Tax-Exempt Shareholders"), financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States (except as discussed in " - Taxation of Non-U.S. Shareholders".

         The information in this section is based on the Internal Revenue Code of 1986, as amended, which is referred to as the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the IRS and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS concerning our tax treatment. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged.

         EACH PROSPECTIVE PURCHASER OF SHARES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF SHARES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


Taxation of our Company

         General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.

         In the opinion of Paul, Hastings, Janofsky & Walker LLP, based on certain assumptions and our factual representations that are described in this section and in an officer's certificate, commencing with our taxable year ended December 31, 1996, we have been organized and operated in conformity with the requirements for qualification as a REIT and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters including, but not limited to, those set forth herein, and those concerning our business and properties as set forth in this re-offer prospectus. An opinion of counsel is not binding on the IRS or the courts.

         The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows:

    o First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

    o Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference.

    o Third, if we have (a) net income from the sale or other disposition of "foreclosure property", which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income.

    o Fourth, if we have net income from "prohibited transactions" such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property.

    o Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of (1) the amount by which we fail the 75% gross income test or (2) the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test multiplied, in each case, by (b) a fraction intended to reflect our profitability.

    o Sixth, if we should fail to distribute during each calendar year at least the sum of (a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

    o Seventh, assuming we do not elect to instead be taxed at the time of the acquisition, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, we would be subject to tax at the highest corporate rate if we dispose of such asset during the 10-year period beginning on the date that we acquired that asset, to the extent of such property's "built-in gain" (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time).

    o Eighth, we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

         Requirements for Qualification. A REIT is a corporation, trust or association (1) that is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) that would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) that is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year (after the first REIT taxable year) not more than 50% in value of the outstanding shares of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (8) that meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions
(1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months (other than the first year of a REIT).

         We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our declaration of trust includes restrictions regarding the transfer of our shares that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to our shareholders requesting information regarding the actual ownership of our shares, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement. See "See "Description of Our Common Shares" and "Restrictions on Transfers of Capital Shares and Anti-Takeover Provisions" beginning on pages 9 and 13, respectively, of this re-offer prospectus.

         The Code allows a REIT to own wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.

         A REIT may also hold any direct or indirect interest in a corporation that qualifies as a "taxable REIT subsidiary", as long as the REIT's aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT's total assets. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See "-- Asset Tests" below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm's-length.

         In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and assets tests (as discussed below). Thus, our proportionate share of the assets, liabilities, and items of gross income of the partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.

         Income Tests. In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities.

         Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if the following conditions are met:

    o First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales.

    o Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an owner of 10% or more of our shares, actually or constructively own 10% or more of such tenant.

    o Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property."

    o Finally, in order for rents received to qualify as "rents from real property," we generally must not operate or manage the property (subject to a de minimis exception as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property ("Permissible Services").

         Rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that we will be deemed to have received for performing "impermissible services" will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.

         We believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be qualifying income under those tests.

         If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, we disclosed the nature and amounts of our items of gross income in a schedule attached to our Federal income tax return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the greater of (1) the amount by we fail the 75% gross income test or
(2) the amount by which 90% of our gross income exceeds the amount of income qualifying under the 95% gross income test multiplied, in each case, by a fraction intended to reflect our profitability.

         Subject to certain safe harbor exceptions, any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

         Asset Tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets must be represented by real estate assets, including (1) our allocable share of real estate assets held by partnerships in which we own an interest or held by our qualified REIT subsidiaries and (2) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering by us, cash, cash items and government securities. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under "-Requirements for Qualification"). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer, (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer (excluding certain "straight debt" securities).

         We believe that substantially all of our assets consist and, after the offering, will consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above.

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


         After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of the calendar quarter in which it arose.

         Annual Distribution Requirement. With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our "REIT taxable income" (determined without regard to the deduction for dividends paid and by excluding any net capital gain) and any after-tax net income from foreclosure property, minus (2) the sum of certain items of "excess noncash income" such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.

         We will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. In addition, a 4% nondeductible excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward (but not carried back) and used by us for 15 years (or 20 years in the case of net operating losses generated in our tax years commencing on or after January 1, 1998) to reduce REIT taxable income and the amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.

         In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a "subsequent declared dividend") as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the 4% nondeductible excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.

         For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS, we may be permitted to remedy such failure by paying a "deficiency dividend" in a later year together with interest and a penalty. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

         We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make non-deductible expenditures (such as capital improvements or principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.

         Failure to Qualify. If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to domestic non-corporate shareholders will be taxable at capital gain rates, to the extent of our current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

         If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we might be required to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell properties within ten years of the date we requalify as a REIT under federal income tax laws.


Taxation of Taxable U.S. Shareholders

         As used herein, the term "U.S. shareholder" means a holder of shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof (unless, in the case of a partnership, Treasury Regulations are adopted that provide otherwise), (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person in effect.

         As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts. For purposes of computing our earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. REIT dividends generally will not be eligible for reduced tax rates applicable to dividends paid by regular corporations to most domestic non-corporate shareholders. See "- Recent Developments."

         Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code. Capital gain dividends, if any, will be allocated among different classes of shares in proportion to the allocation of earnings and profits discussed above.

         Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Any reduction in a shareholder's tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceeds the adjusted basis of a U.S. shareholder's shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

         Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as "portfolio" income for purposes of the passive activity loss limitation and shareholders generally will not be able to offset any "passive losses" against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

         In general, dividends paid by us will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

         In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder's adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.

         We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains and (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.


Backup Withholding

         We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us. See "-- Taxation of Non-U.S. Shareholders" below. Additional issues may arise pertaining to information reporting and backup withholding with respect to non-U.S. shareholders (persons other than U.S. shareholders, also further described below). Non-U.S. shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.

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


Taxation of Non-U.S. Shareholders

         The following discussion is only a summary of the rules governing United States federal income taxation of non-U.S. shareholders such as nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts. Prospective non-U.S. shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

         Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a non-U.S. shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a non-U.S. shareholder's shares, they will give rise to tax liability if the non-U.S. shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below.

         For withholding tax purposes, we are generally required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a non-U.S. shareholder. We would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the non-U.S. shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the non-U.S. shareholder's United States tax liability, if any, with respect to the distribution.

         For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a non-U.S. shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, a non-U.S. shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate non-U.S. shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the non-U.S. shareholder's FIRPTA tax liability.

         Gain recognized by a non-U.S. shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is anticipated that we will continue to be a "domestically controlled REIT" after the offering. Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, no assurance can be given that we will continue to qualify as a "domestically controlled REIT." In addition, a non-U.S. shareholder that owns, actually or constructively, 5% or less of a class of our shares through a specified testing period will not recognize taxable gain on the sale of its shares under FIRPTA if the shares are traded on an established securities market. If the gain on the sale of shares were to be subject to taxation under FIRPTA, the non-U.S. shareholder would be subject to the same treatment as U.S. shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the IRS 10% of the purchase price. Gain not subject to FIRPTA will be taxable to a non-U.S. shareholder if (1) investment in the shares is effectively connected with the non-U.S. shareholder's United States trade or business, in which case the non-U.S. shareholder will be subject to the same treatment as U.S. shareholders with respect to such gain, or (2) the non-U.S. shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.


Taxation of Tax-Exempt Shareholders

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While investments in real estate may generate UBTI, the IRS has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on our intention to invest our assets in a manner that will avoid the recognition of UBTI, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under specified provisions of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

         In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either
(A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our capital shares collectively owns more than 50% of the value of our capital shares.


Other Tax Considerations

         Entity Classification. A significant number of our investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT.

         We believe that each partnership in which we hold a material interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

         Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). Special rules under Section 704(c) of the Code and the Treasury Regulations thereunder require special allocations of income, gain, loss and deduction with respect to contributed property, which tend to eliminate the Book-Tax Difference over the depreciable lives of such property, but which may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause us (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to us as a result of such sale.


Recent Developments

         The Jobs and Growth Tax Relief Reconciliation Act of 2003 (the "Act"), which has been enacted into law, reduces the tax rates imposed on dividends paid by C corporations to most domestic non-corporate shareholders in order to limit "double taxation" on dividends, and such reduced rates are effective from January 1, 2003 through December 31, 2008. In addition, the capital gains tax rates are also reduced, and such reduced rates are effective with respect to transactions after May 5, 2003 through December 31, 2008.

         A REIT's non-corporate shareholders generally would not benefit from the Act with respect to dividends paid by a REIT because such dividends are generally not subject to taxation at the REIT level. However, there are limited circumstances in which a REIT non-corporate shareholders will be subject to tax at the reduced rate with respect to REIT dividends. The reduced tax rates would apply to an amount equal to the excess of a REIT's income subject to corporate level income taxes (less such tax liability). This could occur, for example, if a REIT did not distribute 100% of its taxable income as a dividend. The reduced rates would also apply to capital gains dividends and to dividends attributable to dividends a REIT receives from non-REIT corporations.

         The Act could cause investors to view investments in common and preferred stock of REITs, including the common shares being offered by this re-offer prospectus, less favorably in comparison to investments in common and preferred stock of C corporations, the dividends for which would be subject to a reduced tax rate under the Act.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


         This re-offer prospectus and the information incorporated herein by reference contain certain statements and other written material and oral statements made from time to time by us do not relate strictly to historical or current facts. As such, they are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are not historical facts, but rather are based on our current expectations, estimates and projections about our industry, beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this re-offer prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our view only as of the respective date of this re-offer prospectus or other dates which are specified herein.


                                  LEGAL MATTERS

         The validity of the securities has been passed upon for us by Berliner, Corcoran & Rowe L.L.P., Washington, DC.

                                     EXPERTS

         Our consolidated financial statements included in our Annual Report (Form 10-K) for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                              AVAILABLE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act of 1934 which requires us to file reports and other information with the Securities and Exchange Commission. You can inspect and copy reports, proxy statements and other information filed by us at the public reference facility maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain copies of this material by mail from the Public Reference Section of the SEC at 450 West Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You can also obtain such reports, proxy statements and other information from the web site that the SEC maintains at http://www.sec.gov.

         Reports, proxy statements and other information concerning us may also be obtained electronically at our website, http://www.acadia.com and through a variety of databases, including, among others, the SEC's Electronic Data Gathering and Retrieval ("EDGAR") program, Knight-Ridder Information Inc., Federal Filing/Dow Jones and Lexis/Nexis.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this re-offer prospectus, and information that we file later with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


    o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 15, 2002 (Commission File No. 001-12002);

    o Our Definitive Proxy Statement dated April 24, 2004 on Schedule 14A prepared in connection with our Annual Meeting of Shareholders held on June 25, 2003; and

    o Our Current Reports on Form 8-K filed with the Commission on January 29 and March 19, 2004.


You may request a copy of these filings (not including the exhibits to such documents unless the exhibits are specifically incorporated by reference in the information contained in this re-offer prospectus), at no cost, by writing or telephoning us at the following address:


                               Acadia Realty Trust
                        1311 Mamaroneck Avenue, Suite 260
                          White Plains, New York 10605
                              Attn: Robert Masters
              Telephone requests may be directed to (914) 288-8100.


         This re-offer prospectus is part of a registration statement we filed with the Commission. You should rely only on the information or representations provided in this re-offer prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this re-offer prospectus is accurate as of any date other than the date on the front of the document.


         Statements contained in this re-offer prospectus as to the contents of any contract or document are not necessarily complete and in each instance reference is made to the copy of that contract or document filed as an exhibit to the registration statement or as an exhibit to another filing, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

                           2,328,269 COMMON SHARES OF


                               ACADIA REALTY TRUST





                               RE-OFFER PROSPECTUS





                                 MARCH 19, 2004

                                     PART II
               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference

         The following documents and information previously filed by Registrant with the Commission are hereby incorporated by reference in this Post-Effective Amendment No. 2:

         (a) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the Commission on March 15, 2004 (Commission File No. 001-12002);

         (b) The Company's Definitive Proxy Statement dated April 24, 2004 on
    Schedule 14A prepared in connection with our Annual Meeting of Shareholders held on June 25, 2003;

         (c) The Company's Current Reports on Form 8-K filed with the Commission on January 29 and March 19, 2004; and

         (d) The description of the Company's Shares contained in the Company's Registration Statement on Form 8-A dated May 21, 1993 (SEC File No. 33-6008), filed on May 26, 1993 pursuant to Section 12(g) of the Exchange Act, as amended, including any amendment or report filed for the purpose of updating such description.

         All documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act, prior to the filing of a post-effective amendment that indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part hereof from the respective dates of the filing of those documents.

         Any statement contained herein or in a document incorporated, or deemed incorporated, by reference herein or therein shall be deemed to be modified or superseded for purposes of the Registration Statement to the extent that a statement contained herein or therein or in any other subsequently filed document which also is deemed to be incorporated by reference herein or therein modifies or supersedes such statement. Any such statement shall not be deemed to constitute a part of this Registration Statement or the Prospectus except as so modified or replaced.


Item 4. Description of Securities

         Not applicable.

Item 5. Interests of Named Experts and Counsel

         Not applicable.


Item 6. Indemnification of Trustees and Officers

         The Company's bylaws and declaration of trust authorize the Company, to the extent permitted under Maryland law, to indemnify its trustees and officers in their capacity as such. Section 8-301(15) of the Maryland General Corporation Law ("MGCL") permits a Maryland REIT to indemnify or advance expenses to trustees and officers to the same extent as is permitted for directors and officers of a Maryland corporation under the MGCL. The MGCL requires a Maryland corporation (unless its charter provides otherwise, which the Company's declaration of trust does not) to indemnify a director or officer who has been successful, on the merits or otherwise, for reasonable expenses incurred in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a Maryland corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (i) was committed in bad faith or (ii) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation for a judgment of liability on the basis that the officer or director shall have been adjudged to be liable to the Company or that a personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, the MGCL permits a corporation to advance reasonable expenses to a director or officer upon the corporation's receipt of a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and a written undertaking by such director or officer on his or her behalf to repay the amount paid or reimbursed by the corporation if it shall ultimately be determined that the standard of conduct was not met.

         The Company's bylaws also permit the Company, subject to the approval of its board of trustees, to indemnify and advance expenses to any person who served as a predecessor of the Company in any of the capacities described above and to any employee or agent of the Company or a predecessor of the Company.

         In addition to the above, the Company has purchased and maintains insurance on behalf of all of its trustees and executive officers against liability asserted against or incurred by them in their official capacities with the Company, whether or not the Company is required or has the power to indemnify them against the same liability.

Item 7. Exemption from Registration Claimed

         Not Applicable

Item 8. Exhibits.

Exhibit No.                                     Description
-------------------------------------------------------------------------------
4.1       Acadia Realty Trust 1999 Share Option Plan (previously filed)
5.1       Opinion of Berliner, Corcoran & Rowe, L.L.P. (previously filed)
23.1      Consent of Ernst & Young LLP (filed herewith)
23.2      Consent of Berliner, Corcoran & Rowe, L.L.P. (filed herewith)
24.1      Power of Attorney (included on signature page hereto)

Item 9. Undertakings

         The Company hereby undertakes:

         A. (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to;

         (i) Include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

         (iii)Include any additional or changed material information on the plan of distribution; provided, however, that the statements in paragraphs (A)(1)(i) and (A)(1)(ii) do not apply if the information required in a post-effective amendment is incorporated by reference from periodic reports filed by the Company under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

         (2) That, for determining liability under the Securities Act, treat each such post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

         (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (B) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to trustees, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of White Plains, State of New York, on this 19th day of March, 2004.

                                      ACADIA REALTY TRUST
                                      A Maryland real estate investment trust
                                      (Registrant)


                                      By: /s/ Kenneth F. Bersntein
                                          ------------------------
                                          Kenneth F. Bernstein
                                          Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Kenneth F. Bernstein, his true and lawful attorney-in-fact with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933) and to cause the same to be filed, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby granting to said attorney-in-fact and agent full power and authority to do and perform each and every act and thing whatsoever requisite or desirable to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all acts and things that said attorney-in-fact and agent, or its substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


          Signature                           Title                           Date

/s/ Kenneth F. Bersntein             Chief Executive Officer,             March 19, 2004
---------------------------
        Kenneth F. Bernstein     President and Trustee (Principal
                                        Executive Officer)

/s/ Michael Nelsen                  Senior Vice President and             March 19, 2004
---------------------------
        Michael Nelsen               Chief Financial Officer
                                 (Principal Financial and Account
                                             Officer)

/s/ Douglas Crocker, II                       Trustee                     March 19, 2004
---------------------------
        Douglas Crocker, II

/s/ Martin L. Edelman                         Trustee                     March 19, 2004
---------------------------
        Martin L. Edelman

/s/ Alan S. Forman                            Trustee                     March 19, 2004
---------------------------
        Alan S. Forman

/s/ Lorrence T. Kellar                        Trustee                     March 19, 2004
---------------------------
        Lorrence T. Kellar

/s/ Marvin Levine                             Trustee                     March 19, 2004
---------------------------
        Marvin L. Levine

/s/ Gregory White                             Trustee                     March 19, 2004
---------------------------
        Gregory White


                                INDEX TO EXHIBITS
                               ACADIA REALTY TRUST
                               -------------------

Exhibit No.                  Description
-------------------------------------------------------------------------------
4.1      Acadia Realty Trust 1999 Share Option Plan (previously filed)
5.1      Opinion of Berliner, Corcoran & Rowe, L.L.P. (previously filed)
23.1     Consent of Ernst & Young LLP (filed herewith)
23.2     Consent of Berliner, Corcoran & Rowe, L.L.P. (filed herewith)
24.1     Power of Attorney (included on signature page hereto)